PUBLIC


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12


ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-48969


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: **EFG Capital International Corp.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

701 Brickell Avenue, 9th Floor

(No. and Street)

Miami	**FL**	**33131**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marco Tuesta	**305-482-8013**	marco.tuesta@efgcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

600 Silks Run, Suite 2210	**Hallandale Beach**	**FL**	**33009**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**238**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marco Tuesta _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EFG Capital International Corp. _____, as of 3/1 _____, 2023 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.




BERTHA CLEMENTE-DOUGLAS
MY COMMISSION # HH 004046
EXPIRES: September 27, 2024
Bonded Thru Notary Public Underwriters

Signature: _____

Title: _____
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

EFG Capital International Corp. and Subsidiary

(A wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
Pursuant to Rule 17a-5
of the Securities and Exchange Act
December 31, 2022

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Index
December 31, 2022



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of EFG Capital International Corp.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of EFG Capital International Corp. and its subsidiary (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2023

We have served as the Company's auditor since at least 2001.
We have not determined the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, 600 Silks Run, Suite 2210, Hallandale Beach, Florida 33009
T: (305) 438 1800, www.pwc.com/us

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	21,496,876
Cash segregated under federal and other regulations		3,500,300
Due from customers		1,929,601
Accounts receivable		1,825,548
Due from employees		816,943
Securities owned, at fair value		4,987,163
Furniture, equipment, leasehold improvements and software, net		890,017
Other assets		565,356
Operating lease right-of-use asset		19,337,022
Total assets	$	55,348,826

Liabilities and Stockholder's Equity

Accounts payable	$	961,702
Due to broker		1,916,493
Accrued expenses and other liabilities		9,378,659
Subordinated loans from related party		8,000,000
Operating lease liability		20,001,131
Total liabilities	$	40,257,985

Stockholder's Equity

Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	$	10
Additional paid-in capital		31,532,723
Accumulated deficit		(16,441,892)
Total stockholder's equity	$	15,090,841
Total liabilities and stockholder's equity	$	55,348,826

The accompanying notes are an integral part of this consolidated financial statement.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statement
December 31, 2022

1.   **Organization and Nature of Business**

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Capital Holdings Corp. (the "Parent"), which is owned by EFG International AG ("EFG International"), which is headquartered in Switzerland and listed on the Swiss Stock Exchange. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides its customers with investment and brokerage related financial services. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a riskless principal trading basis. The Company also introduces its customers to affiliates, who provide customers with various financial services, and is compensated under fee sharing arrangements.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The consolidated financial statements include the accounts of EFG and its wholly-owned subsidiary, EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid instruments with original maturities of less than three months. The Company's cash equivalents are mainly comprised of money market accounts.

Cash Segregated Under Federal and Other Regulations
The Company maintains cash segregated in a special reserve bank account for the exclusive benefit of its customers as well as in a special reserve bank account for the exclusive benefit of Brokers and Dealers; both pursuant to SEC Rule 15c3-3.

Fails to Receive/Deliver
Pursuant to SEC Rule 15c3-3, the Company records fails to receive/deliver for transactions where clearance and settlement does not occur pursuant to the agreed upon date that are to be settled by EFG Bank AG ("EFG Bank"). The Company records the fails to deliver (none as of December 31, 2022) and fails to receive (included in due from customers and due to brokers at December 31, 2022) on its consolidated financial statements until the time that the transactions settle.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statement
December 31, 2022

Loans and Advances to Employees

Loans and advances to employees are stated at the outstanding balance of funds due for repayment of cash advances. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Leases

The Company determines if an arrangement is a lease at inception. The Company's lease for office space is classified as an operating lease. Operating leases are included in the right-of-use ("ROU") assets and lease liabilities in the Company's consolidated statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising for the lease. A lease liability and corresponding ROU asset are recognized based on the present value of the minimum lease payments and do not include other variable contractual obligations, such as operating expenses, real estate taxes and employee parking. These costs are accounted for as period costs and expensed as incurred. When calculating the measurement of ROU assets and liabilities, the Company uses its incremental borrowing rate based on information available as of the lease commencement date. The subsequent measurement of the lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis over the lease term.

Securities Owned, at Fair Value

Proprietary securities transactions in regular-way trades are recorded on a trade date basis. In addition, profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Change in fair value of the securities, is included in other income in the consolidated statement of operations. Securities are recorded at fair value as described in Note 3. As of December 31, 2022, the Company maintained a U.S. Treasury Bill in the amount of $4,987,163.

Furniture, Equipment, Leasehold Improvements and Software, net

Furniture, equipment and leasehold improvements are recorded at the cost of acquisition less accumulated depreciation. Leasehold improvements include direct construction costs and other costs related to the development of the property that have been capitalized and have been placed in service as of December 31, 2022.

Routine maintenance and repairs are expensed when incurred. Depreciation is recorded on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement and/or incentive, or the term of the lease.

Software is recorded at cost less accumulated amortization. Software licenses purchased are capitalized if the terms include the right to use in excess of twelve months. Amortization is recorded on a straight-line basis using estimated useful lives of three to five years.

Stock-based Compensation

The Company participates in the Parent's equity incentive plan that awards compensation in the form of equity of EFG International's common stock to certain employees. Beginning in 2018, the Company entered into its own equity incentive plan with EFG International that also awards Restricted Stock Units of EFG International's common stock. Beginning in 2022, the Company

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statement
December 31, 2022

entered into an equity incentive plan with EFG International that awards restricted shares of EFG International's common stock. The Company accounts for the stock-based compensation under the US GAAP provisions, which establishes that compensation expense is recognized for awards granted at the awards' fair value as of grant date over the requisite service period of the award, which is generally the awards' vesting period. The Company accounts for the stock-based compensation under the US GAAP provisions, which establishes that compensation expense is recognized for awards granted at the awards' fair value as of grant date over the requisite service period of the award, which is generally the awards' vesting period.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company follows guidance related to accounting for uncertain tax positions. Uncertain tax positions are recognized only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax expense or benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax expense or benefit is recorded.

3. **Fair Value Measurement**

Financial instruments are classified based on a three-level valuation hierarchy required by US GAAP. The valuation is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. Accordingly, the degree of judgment exercised in determining fair value is greater for instruments in this category.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statement
December 31, 2022

measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2022, the Company held a U.S. Treasury Bill with a fair value measurement classification as level 1 and a fair market value of $4,987,163.

4.   Cash Segregated Under Federal Regulations

As of December 31, 2022, $3,000,257 of cash was segregated in a special reserve bank account for the exclusive benefit of customers as well as $500,043 of cash segregated in a special reserve bank account for the exclusive benefit of Brokers and Dealers both under SEC Rule 15c3-3.

5.   Furniture, Equipment, Leasehold Improvements and Software, net

Furniture, equipment, leasehold improvements and software net, consist of the following at December 31, 2022:

	Useful Lives (in years)		
Furniture	5	$	2,153,256
Equipment and Software	3 - 5		5,870,722
Leasehold improvements	3 - 7		4,653,710
Artwork	Indefinite		165,395
			12,843,083
Less: Accumulated depreciation and amortization		$	(11,953,066)
		$	890,017

6.   Related Party Transactions

The following table sets forth the Company's related party assets and liabilities as of December 31, 2022:

Assets		
Cash and cash equivalents	$	1,924,093
Accounts receivable		1,156,094
Due from employees		816,943
Total assets	$	3,897,129
Liabilities		
Accounts payable	$	273,010
Accrued expenses and other liabilities		132,473
Subordinated loans from related party 7		8,000,000
Total liabilities	$	8,405,483

6

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statement
December 31, 2022

As of December 31, 2022, the Company held cash at EFG Bank AG and at EFG Bank & Trust (Bahamas) Ltd in the amounts of $1,714,948 and $209,145, respectively, as a result of revenue generating and intercompany transactions during the year then ended. These balances are included in cash and cash equivalents in the accompanying consolidated statement of financial condition.

As of December 31, 2022, the Company had various balances due from related party entities including EFG Asset Management North America for $109,162, EFG Asset Management UK for $245,998, EFG Asset Management Americas for $615,558, and EFG Bahamas for $132,412, as well as $52,964 from other related entities as a result of various intercompany transactions, during the year then ended. These balances are included in accounts receivable in the accompanying consolidated statement of financial condition.

The Company uses employee forgivable loans as a tool for recruitment. The forgivable loans have stated maturity dates and interest rates with forgivable components of both principal and interest based on meeting various targets. At December 31, 2022, due from employees amounted to $816,943.

As of December 31, 2022, the Company had a balance due to related party entities including EFG Bank AG of $273,010 as a result of intercompany transactions occurring during the year then ended. This balance is included in accounts payable in the accompanying consolidated statement of financial condition.

The Company originally entered into a subordinated loan agreement ("SLA") with EFG International in September 2005. In September 2022, the SLA maturity was extended to September 30, 2024. The SLA has an outstanding balance of $8,000,000 and carries an interest rate of 6.41% per annum. As of December 31, 2022, the Company has accrued interest related to the SLA for $132,473. During the year ended December 31, 2022, the Company incurred $257,135 in interest expense. The SLA was made under agreements pursuant to rules and regulations of the SEC, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. It is the Company's intention to renew the SLA before it becomes due.

The Company entered into a second subordinated loan agreement ("RSLA") with EFG International in September 2011 which took the form of a revolving line of credit with a limit of $5 million. In September 2022, the RSLA credit period was extended to expire on September 30, 2024. As of December 31, 2022, the RSLA has no outstanding balance.

7.   **Clearing Agreements**

Clearing and depository operations for the Company's securities transactions are provided by Pershing, a third party clearing organization, and EFG Bank, an affiliate. Pursuant to the Company's agreement with Pershing, the Company is required to maintain a $100,000 escrow deposit. The deposit is held in cash and included within cash and cash equivalents in the consolidated statement of financial condition.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statement
December 31, 2022

Sub-Clearing Agreements

The Company has entered into sub-clearing agreements with foreign financial institutions. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

Guarantees

The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2022, there were no customer balances maintained at its clearing organizations and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2022. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

8. **Commitments and Contingencies**

Leases

The Company is required to recognize all leases on the balance sheet as right-of-use ('ROU') assets and corresponding lease liabilities. The Company has non-cancelable operating leases for its office spaces in Miami and Peru. Additionally, a portion of the Miami office space has been subleased through the remaining term of the original lease. These contracts generally do not include purchase options or residual value guarantees.

On July 1, 2022, the Company amended its lease agreement effectively extending the life of the lease through May 2034. As of December 31, 2022, the Company recognized $19,337,022 as an operating lease ROU asset and $20,001,131 as an operating lease liability in the accompanying consolidated statement of financial condition. The remaining lease term is 11.4 years. The incremental borrowing rate determined and used for purposes of discounting lease payments is 6.3%.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statement
December 31, 2022

Lease obligations net of lease incentives to be received under the above-mentioned agreements as of December 31, 2022 are as follows:

Year	
2023	$ 46,273
2024	1,282,229
2025	2,683,037
2026	2,763,480
2027	2,846,493
2028	2,931,807
2029	3,019,720
2030	3,110,258
2031	3,203,692
2032	3,299,751
2033	3,398,734
2034	1,454,969
	$ 30,040,443
Less: discount to present value of lease liability	(10,039,312)
Total lease liability	$ 20,001,131

Concentration of Credit Risk

The Company and its subsidiary are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Legal Matters

During the year-ended December 31, 2022, the Company was the defendant in litigation. The Company and the plaintiff agreed to settle the matter. The amount of the settlement was included in accrued expenses and other liabilities and was subsequently paid after year-end. The Company was not involved in any other legal proceedings, claims, or litigation that in the opinion of management, will result in a material adverse effect on its financial position for the year ended December 31, 2022 and through the date these consolidated financial statements were available for issuance.

9. Stock Based Plans

Restricted stock units and restricted shares

The Company participates in its Parent's equity incentive plan (the "Plan") as well as its own beginning in 2018 (together the "Plans"). The Plans mirror the EFG International plan and is paid to the employees with EFG International shares. EFG International has committed to provide, on an ongoing basis, to both the Parent and the Company, the shares required to settle the Restricted Stock Units ("RSUs") granted in 2019 through 2021 and restricted shares granted in 2022 with the Company's employees at the end of each vesting period. The Company exchanges nominal cash and equity consideration for the 2016-2017 Plans and 2018-2022 Plans, respectively, for shares granted.

The value of the awards are based on the stock price of EFG International (EFGI) at the time of the grant. The compensation costs associated with the RSUs and restricted shares are amortized over

9

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statement
December 31, 2022

a 3 year vesting period. There were 445,713 restricted shares granted for the year ended December 31, 2022 and there were 348,061 unvested RSUs and 408,077 unvested restricted shares as of December 31, 2022.

The RSU and restricted share incentive awards under the above-mentioned plans as of December 31, 2022 are as follows:

Year granted	Fair Value at grant date	Dec. 31, 2021 unamortized	Current year grants	Current year forfeitures	Current year amortization	Dec. 31, 2022 unamortized
2019	$ 3,548,801	$ 168,543	$ -	$ -	$ (168,543)	$ -
2020	3,032,709	907,753	-	(3,734)	(667,348)	236,671
2021	2,593,773	1,875,579	-	(13,055)	(790,790)	1,071,734
2022	2,885,744	-	2,885,744	(25,336)	(698,577)	2,161,831
		$ 2,951,875	$ 2,885,744	$ (42,125)	$ (2,325,258)	$ 3,470,237

Long-term incentive plan introduction in 2019

A one-time long-term incentive plan ("LTIP") for EFG International's senior management (Executive Committee, Global Business Committee and Senior Managers) was implemented in 2019. The LTIP is a plan covering a three-year up to five-year performance period beginning 2019 and rewarding senior management's achievement based on financial and business targets through granting shares of EFG International AG via RSUs. The final amount of RSUs granted under the LTIP is subject to meeting minimum thresholds and depending on the performance achieved. The RSUs granted are subject to a three-year vesting schedule beginning in April 2022 and are subject to EFG International AG achieving certain performance targets. The Company's senior managers participating in the award received a target award of 704,667 shares with a fair value at grant date amounting to $3,455,216. During the year the Company did not incur any amortization costs due to the award as the awards minimum thresholds were no longer deemed to be achievable.

10. **Financial Instruments with Off-Balance Sheet and Credit Risk**

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owned by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the consolidated financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statement
December 31, 2022

11. Income Taxes

At December 31, 2022, the tax effect of temporary differences that give rise to significant portions of the deferred tax asset and tax liabilities were:

Deferred tax assets		
Accrued bonus and compensation	$	1,201,596
Accrued interest to Parent		32,994
Net operating losses		2,310,233
Fixed assets		158,428
Interest expense		307,853
Operating lease liability		4,989,908
Contributions		22,484
Deferred tax asset prior to valuation allowance	$	9,023,496
Valuation allowance		(4,118,317)
Total deferred tax assets	$	4,905,179
Deferred tax liabilities		
Operating lease right-of-use asset		(4,900,968)
Other		(4,211)
Total deffered tax liabilities	$	(4,905,179)
Net deferred tax asset	$	-

Included in the deferred tax asset balance is approximately $24,481,881 attributable to gross state and federal net operating loss carryforwards. The state net operating loss carryforwards begin to expire after 2036.

The Company is subject to U.S. federal income tax, as well as state income tax primarily in Florida. The Company is not currently subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2019.

In order to determine the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals or existing temporary differences and projected future taxable income. The net deferred tax asset before valuation allowance as of December 31, 2022 was $4,118,317. A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. In assessing the need for a valuation allowance, the Company considered both positive and negative evidence in concluding that as of December 31, 2022 a full valuation allowance was necessary against its net deferred tax assets

The Company follows the ASC 740 accounting guidance for uncertainty in income taxes. Tax positions initially need to be recognized in the financial statements when it is not more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2022, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statement
December 31, 2022

12.   Subsequent Events

The Company considered subsequent events through March 1, 2023, the date the financial statements were available to be issued, noting no events warranting disclosure or adjustments to the financial statements.

****